UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Translation of registrant’s name into English)

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into a Material Definitive Agreement

On November 10, 2026, Gamehaus Holdings Inc. (the “Company”), an exempted company incorporated in the Cayman Islands, entered into an At The Market Offering Agreement (the “Sales Agreement”) with ARC Group Securities LLC (the “Agent”), as sales agent, pursuant to which the Company may offer and sell, from time to time through or to the Agent, as sales agent or principal, Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Shares”), subject to certain limitations set forth in the Sales Agreement, including the eligibility and transaction requirements of Form F-3. Pursuant to the Prospectus Supplement, as defined below, the Company is currently offering Shares having an aggregate offering price of up to US$11,642,197.

The offer and sale of the Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-297738), which was filed with the United States Securities and Exchange Commission (the “Commission”) on July 28, 2026 and declared effective by the Commission on August 11, 2026 (the “Registration Statement”), as supplemented by the prospectus supplement dated November 10, 2026 relating to the Shares that may be issued and sold from time to time pursuant to the Sales Agreement (the “Prospectus Supplement”).

The aggregate market value of the Company’s issued and outstanding Class A ordinary shares held by non-affiliates was approximately US$34,926,593, based on 45,667,617 Class A ordinary shares held by non-affiliates and a price of US$0.7648 per Class A ordinary share, the closing sale price of the Company’s Class A ordinary shares on September 18, 2026, which was the highest closing sale price of the Company’s Class A Ordinary Shares on the Nasdaq Capital Market within 60 days prior to the date of the Prospectus Supplement. Pursuant to General Instruction I.B.5 of Form F-3, in no event will the Company sell securities covered by the Registration Statement in a public primary offering with a value exceeding one-third of the aggregate market value of its ordinary shares held by non-affiliates in any 12-month period so long as such aggregate market value remains below US$75,000,000. During the 12 calendar months prior to and including the date of the Prospectus Supplement, the Company has not offered or sold any securities pursuant to General Instruction I.B.5 of Form F-3. Accordingly, pursuant to the Prospectus Supplement, the Company may currently offer and sell Shares having aggregate gross sales proceeds of up to US$11,642,197.

Under the Sales Agreement, subject to the terms of a Issuance Notice (as defined in the Sales Agreement), the Agent may sell the Shares by any method permitted by law that is deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including, without limitation, sales made directly on the Nasdaq Capital Market, on any other existing trading market for the Shares, or to or through a market maker. With the Company’s prior written approval, the Agent may also sell the Shares in privately negotiated transactions. The Company may also sell Shares directly to the Agent as principal pursuant to a separate terms agreement.

The Agent will use its commercially reasonable efforts, consistent with its normal trading and sales practices and applicable laws, rules and regulations, to sell the Shares from time to time based upon the Company’s instructions, including any price, time or size limits or other customary parameters or conditions that the Company may impose.

The Company is not obligated to make any sales of Shares under the Sales Agreement, and no assurance can be given that the Company will sell any Shares under the Sales Agreement or, if it does, as to the price or number of Shares that it will sell or the dates on which any such sales will take place.

The aggregate compensation payable to the Agent for sales of Shares through the Agent as sales agent will be equal to 3.0% of the aggregate gross proceeds from each such sale. The Company has also agreed to reimburse the Agent for certain reasonable and documented expenses, including legal fees and expenses and expenses incurred in connection with due diligence update sessions, subject to the limitations set forth in the Sales Agreement.

The Sales Agreement may be terminated by either party as provided therein. In addition, the Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act.

The Company intends to use the net proceeds from sales of Shares under the Sales Agreement, if any, for working capital and general corporate purposes.

The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

The legal opinion and consent of Ogier relating to the validity of the Shares is filed as Exhibit 5.1 to this Report on Form 6-K and incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation by Reference

The information contained in this Report on Form 6-K, including Exhibits 5.1 and 10.1 hereto, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-297738), including any prospectus supplement forming a part thereof, and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed with or furnished to the Commission.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Ogier relating to the validity of the Shares
10.1	At The Market Offering Agreement, dated November 10, 2026, by and between Gamehaus Holdings Inc. and ARC Group Securities LLC
23.1	Consent of Ogier, included in Exhibit 5.1

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gamehaus Holdings Inc.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer and Director

Dated: November 12, 2026